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                              November 2, 2020

       Kevin Chen
       Chief Executive Officer
       Edoc Acquisition Corp.
       7612 Main Street Fishers
       Suite 200
       Victor, NY 14564

                                                        Re: Edoc Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 27,
2020
                                                            File No. 333-248819

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 10.9, page 2

   1. We note that in the business combination marketing agreement filed as Exhibit 10.9 it is provided that
I-Bankers' duties include assisting you in preparing presentations for each potential Business
Combination and discussing each potential Business Combination and each potential Target
s attributes. Please reconcile this description with your disclosure at page 132 to fully
describe the role of I-Bankers in connection with an initial business combination. We further
note your response letter dated October 19, 2020 in this regard.
                                                        Please revise your
disclosure to clarify whether I-Bankers will assist you in identifying and evaluating possible
acquisition candidates pursuant to the business combination
                                                        marketing agreement.
 Kevin Chen
Edoc Acquisition Corp.
November 2, 2020
Page 2




       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642
with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Chen
                                                           Division of
Corporation Finance
Comapany NameEdoc Acquisition Corp.
                                                           Office of Energy &
Transportation
November 2, 2020 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName